15

06013509

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME PA Holdings Ltd

*CURRENT ADDRESS 123 Buckingham Palace Road
London SW1W 9SR

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 17 2006
THOMSON
FINANCIAL

FILE NO. 82- 34972 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: ER

DATE: 5/17/06

PA Consulting Group

PA Holdings Limited
Report and Accounts

Year ended 31 December 2004


PA Consulting Group
had a year of
strength in 2004

PA Consulting Group is a leading management, systems and technology consulting firm. Operating worldwide in more than 35 countries, PA draws on the knowledge and experience of 3,000 people, whose skills extend from the initial generation of ideas, insights, solutions and new technology all the way through to detailed implementation.

From the development of innovative strategies and solutions right through to their successful delivery all of our work and support is based on deep sector insight and expertise. We work across the private and public sectors, with particular strengths in financial services, energy, life sciences and healthcare, government and public services, manufacturing and telecommunications. We help our clients to design optimum strategies for growth, deliver effective IT that improves business performance, mobilise human resources, deliver complex programmes and major business transformations, and develop breakthrough products and processes through our unique applied technology capability.

As an employee-owned company, with no audit arm nor exclusive alliances with third-party vendors or service providers, we are answerable only to ourselves and our clients. This independence means that the advice we give to clients and the work we deliver are based only on what is best for our clients' business.

PA's independent, benefits-driven approach is founded on our strength in innovation, our responsiveness to our clients' needs, and our unyielding focus on delivery:

Innovation. Innovation comes in a variety of forms – in how customers' needs are identified and satisfied, in business models, in motivating and aligning staff, in the use of technology, and many more. PA has an unsurpassed track record in innovation, from developing pharmaceutical anti-counterfeiting measures and new wireless technologies, to helping launch an innovative online bank, to development work that is helping alleviate poverty and boost the economies of developing countries.

Responsiveness. We recognise that each client and each problem have their own challenges and issues. Our solutions are therefore tailored to our clients' specific circumstances, drawing on the deep industry insight of our consultants. Our relationships with clients are characterised by respect, flexibility and collaboration, and we pride ourselves on the speed of our response and the dedication of our people.

Delivery. At PA, delivering client value is ingrained in our culture. We focus on detailed implementation, with a renowned track record of delivering innovative solutions that achieve lasting change. At PA, we see projects right through to the finishing line – and beyond – delivering significant and measurable value to our clients.

PA: Innovation. Responsiveness. Delivery.







Contents

A year of strength in 2004



PA secured and successfully completed some of the most challenging transformational assignments in our industry



After a year of recovery in 2003, PA Consulting Group had a year of strength in 2004.

In contrast to the discomforts experienced by some of our competitors, we increased our turnover and our profits substantially and improved our performance across the world.

Jon Moynihan
Executive Chairman


Our success, as always, was built on the people we have at PA

In 2004 our consulting business returned to growth.

- The average revenue earned by each of our consultants rose to the highest level in our history
- Operating profit in consulting rose by 54%
- Consulting turnover of £319.5m increased by 6%*

* at constant foreign exchange rates

These achievements were based on sustained improvement right across our business. In 2003 there was considerable variation in performance between individual practices and locations within PA. In 2004 this variation was sharply reduced. Every PA practice, every PA location was challenged to serve clients even better. We secured and successfully completed some of the most challenging transformational assignments in our industry.

In a highly competitive market our success, as always, was built on the talent, energy and application of the people we have working in PA. We are an employee-owned company which combines ethical values, good financial and non-financial rewards, an attractive working environment and the opportunity for a varied and fulfilling career to attract a wide range of highly accomplished employees. After a period of consolidation, our headcount rose again in the last quarter of 2004. We now have some 2,500 employees in our consulting business and around 600 in our PA-started venture companies.

We have launched a major review of non-financial issues which influence both our current staff and potential recruits, particularly issues of ethics and non-financial rewards and challenges for PA staff. This review aims especially to make all staff even more proud of the company, to recruit and retain a diverse workforce and to make sure that everyone has a fair opportunity to display personal talents and achieve personal priorities through PA.

Apart from our consulting successes, 2004 was a notable year for PA's ventures. These are companies in which we invest our own capital, ideas, infrastructure and personnel. Through them we expand our own human and technological capacities and develop leading-edge skills and learning which we can offer to clients.

Building on the gains of 2004 we have put in place a strategy to make PA even stronger in the years to come

In 2004 we made our biggest-ever disposal of such a venture, by selling Meridica to Pfizer Inc. for US$125.0m, with a future contingent payment of US$25.0m. Meridica designs and develops drug delivery devices for the pharmaceutical industry, in particular an innovative inhaler for the treatment of asthma. Its acquisition by a company with Pfizer's global reputation is a tribute to all the people who built it, and the amount realised on this alone is substantially greater than PA's total outlay on ventures since our progamme began in 1998.

During 2004 PA disposed of some of its shareholdings in UbiNetics, which develops new wireless communications products, and in Cubiks, a specialist human resources consultancy, but we continue to be a major shareholder in these innovative companies.

Our latest venture – Aegate – is developing new ways to test the authenticity of pharmaceutical products at the moment when they are dispensed. Aegate offers a new weapon against pharmaceutical fraud and the promise of a new level of patient safety. Its solution has been piloted successfully in the UK with potential customers.



2004 was therefore a year of strength right across PA's business. This is reflected in our year-end share price of 430 pence, which took account of payment in April 2005 of a special dividend of 108 pence. The share price, which is calculated on a net assets basis, increased by more than 10% over the previous year and compares to 10 pence in 1992. Absent the special dividend of 108 pence our share price would have risen by some 40% this year. Taking account of dividends paid, total shareholder return since 1992 is of the order of 6000%, or a 37% annual compound growth rate over the 13 years. At the end of the year PA's cash reserves reached £161.9m, an all-time high.



We have reviewed and made decisions about our cash and share structure in the future. Besides the payment of the special dividend in April 2005, they include the award of significant additional options to our non-partner ranks.



2004 saw significant changes at Board level. At the start of the year, I stepped down as Chief Executive Officer while remaining Executive Chairman and Bruce Tindale became CEO. He has been with PA for 26 years and undertaken a series of senior management roles. By background a civil engineer, Bruce has a wealth of experience in project and programme management, having led major change programmes for both private and public sector clients. His first year as CEO has been an outstanding success. Patrick Kelly joined the Board in his capacity as chairman of the Partner Election Committee. In line with our policy of rotation of key roles, Michael O'Higgins and Nick Hughes also joined the Board and John Buckley stepped down.

During 2004 PA entered discussions over a possible merger with an employee-owned US technology company. We were unable to find mutually agreeable terms, so PA remains an independent company. That is how we intend to continue – growing organically through the excellence of our services and a deep understanding of the sectors in which our clients operate. Building on the gains of 2004 we have put in place a strategy, described in the Chief Executive Officer's overview on page 9, to make PA even stronger in the years to come, and an ever greater source of value to its employees and its clients.

I congratulate all our people on these great results.

Forward with excellence



We have
a strong base
to achieve our
long-term vision

Across the world, PA continued to establish a reputation as a firm which produces real value for its clients



2004 was a good year in terms of both revenue and profit; an extremely encouraging feature of this result was the consistency of performance we delivered across the business.

In past years, PA's practices and locations often varied considerably in their results, with several loss-making practices and regions. In 2004 all but one of our 20 practices were in profit. Moreover, our largest 11 regions were either profitable or very close to break-even.

Bruce Tindale
Chief Executive Officer



Our results were a tribute to the combination of intellect and imagination with application and diligence which PA staff display throughout the world. Special congratulations are due to particular groups of PA people who in different ways made outstanding contributions to our performance in 2004. They include our Government Service Delivery, Citizen Welfare and Revenue, Project Management, IT Strategy, IT Infrastructure, Global Energy and Manufacturing Industries practices. In terms of countries, the UK remained our largest contributor. Good absolute levels of profit were delivered by Denmark and the United States. We achieved noteworthy results in countries as varied as Argentina, the Netherlands, Norway, the Czech Republic and India.

We achieved these results by making – and keeping – three promises to our clients:

- **Innovation** We offer clients our leading-edge insight and intellectual leadership and our mastery of emerging technologies in ways which enable them not only to accomplish specific objectives but to achieve a lasting transformation of the way they perform.
- **Responsiveness** We develop a unique understanding of our clients' needs and ambitions in order to create solutions which ensure that they win in their market or environment.
- **Delivery** We offer clients solutions, not suggestions: solutions which deliver the results they seek and which include the means to implement them.

Across the world, PA continued to establish a reputation as a firm which produces real value for its clients. That was reflected in the growing number of ambitious transformational assignments we were given by companies and governments. Some examples give an idea of their variety.

Helping Carlsberg Breweries, the Danish brewing giant, to improve team and cross-team performance of the corporate centre (for example, by developing and implementing a toolbox for improving teamwork).

Working with the National Assembly for Wales to achieve its goal of becoming a model for excellence in government. We have developed a practical programme to transform the Assembly and its ways of working. The assignment is being carried out in alliance with Siemens delivering the information and communications technology in a 10-year programme to achieve sustainable improvements for the Assembly and the people of Wales.

Assisting the unsecured creditors of Mirant, the North American and international merchant energy company, which is restructuring under Chapter 11 bankruptcy protection. We are helping the creditors understand the value and risk associated with the company and its assets, and assisting in the formation of a post-bankrupt company and in valuing the company's assets and businesses.

Working with the UK Government's Department for Constitutional Affairs (DCA), responsible for the courts in England and Wales, to drive performance improvement in the collection of criminal fines. Over a million fines a year are imposed, and at the start of the work just under half of these went unpaid. In some areas only 1 in 3 fines were actually paid. PA worked closely with the DCA and Magistrates' Courts Committees to increase the payment rate. It currently stands at 80% (against a Government target of 78%), equating to an additional £30 million of fines collected. As important as the significant financial return is the increase in confidence in the criminal justice system – sending a key message that those who flout court decisions can no longer get away with it.



So in terms of revenue, reputation and, above all, people, we have a strong base to achieve our long-term vision. This is to make PA the premier consultancy in the transformational market, the first-choice partner for companies and organisations seeking lasting change in their entire business or methods or a significant part of them.

Our plans are based on a three-point strategy:



- **Providing even greater service to clients, so that they see PA delivering unsurpassed added value to them**
  In support of this objective, we will reinforce and press home the advantages we have won across the globe in six areas: government; energy and utilities; pharmaceuticals and healthcare; telecommunications; finance; and manufacturing. We will also build selectively in other attractive sectors such as retail where we have established a track record and leadership.



  To maintain and enhance the leading-edge knowledge, understanding and insight we apply to our clients' businesses, we are strengthening our industry capabilities and experience: this includes building our sector-based practices more aggressively.

- **Getting even more talented and highly-motivated people to work at PA**
  In 2004 we continued to attract a wide and growing range of talent to our company, in line with our aim of being the first-choice employer for the best consultants in the world. Good people joined us from our competitors and in the last quarter of the year we returned to growth in our headcount. We expect to keep growing our consultant numbers in 2005.

  For employees we shall be reviewing our remuneration offer, for example in terms of base salaries and options, to provide a full and fair reward for all their hard work and to make it superior to what they could earn elsewhere.

- **Delivering great financial results and making PA's shares attractive to our employees**
  We intend to focus very hard on maintaining the profitability of the consulting business, for example by building primarily around established strengths and leadership teams. We have also established a special Development Fund to aid strategic recruitment and small acquisitions.

The common theme of our forward strategy is excellence: excellence in work; excellence at work; excellence in rewards for achievement. I am proud of the firm that we are and believe that we can all look to the future with great expectation and optimism.

Financial highlights


In 2004 our consulting business returned to growth

We increased our turnover and our profits substantially and improved our performance across the world

Available net cash and short-term investments position (£ million)

Available cash excludes amounts held by PA's venture companies and trusts.



180
160
140
120
100
80
60
40
20
0
- 20
- 40
1991 (15.2)
1992 (21.2)
1993 (10.7)
1994 11.5
1995 18.2
1996 39.1
1997 60.3
1998 110.0
1999 98.9
2000 45.2
2001 60.8
2002 83.2
2003 94.9
2004 161.9

At 31 December 2004, a further £22.6m in cash and short-term investments held by employee trusts and venture companies was included in Group net assets.

PA share price (pence per share)

The latest PA share price, as calculated on a net assets basis in accordance with the Articles of Association, was confirmed to be 430 pence on 11 March 2005, an increase of more than 10% over the previous year, after taking account of the special dividend of 108 pence per share paid in April 2005.



450
400
350
300
250
200
150
100
50
0
28
42
44
34
28
15
10
14
22.5
40
50
50
52.5
75
90
93.5
126
136
164
195
217
261
283
306
336
350
354
375
378
390
430
Oct 88
Nov 89
May 90
Nov 90
Apr 91
Apr 92
Nov 92
Apr 93
Nov 93
Apr 94
Nov 94
May 95
Nov 95
May 96
Nov 96
May 97
Nov 97
Mar 98
Sep 98
Mar 99
Sep 99
Mar 00
Sep 00
Mar 01
Sep 01
Mar 02
Sep 02
Mar 03
Sep 03
Mar 04
Mar 05*

* There was no share dealing period in September 2004

Five-year financial summary



Operating profit in consulting rose by 54%

PA's cash reserves reached £161.9m – an all-time high

Group

The results from the audited consolidated profit and loss accounts for the Group for the five years ended 31 December 2004 are set out below:

	Year ended 31 December				
	2000 £000	2001 £000	2002 £000	2003 £000	**2004** **£000**
Consulting Operations					
Turnover	296,336	364,730	327,129	309,427	**319,479**
Operating profit	38,159	29,102	27,224	25,951	**39,988**
Profit on ordinary activities before taxation	46,231	32,052	23,507	21,916	**39,494**
Profit available for distribution	32,623	19,424	17,785	13,797	**29,168**
Venture Operations					
Turnover	26,093	35,601	31,087	26,502	**5,947**
Operating loss	(17,624)	(27,603)	(15,545)	(17,907)	**(5,605)**
Profit/(loss) on ordinary activities before taxation	13,605	(24,285)	(12,048)	(14,760)	**50,115**
Profit/(loss) available for distribution	15,068	(18,454)	(7,958)	(7,724)	**27,241**
Group					
Profit available for distribution	47,691	970	9,827	6,073	**56,409**
Dividend	(2,220)	(1,498)	(951)	(800)	**(402)**
Retained profit/(accumulated loss)	45,471	(528)	8,876	5,273	**56,007**

PA Consulting operations

The results of the consulting business for the Group, included within the audited consolidated profit and loss account but with venture-related streams removed, for the five years ended 31 December 2004 are set out below:

	Year ended 31 December				
	2000	2001	2002	2003	**2004**
	£000	£000	£000	£000	**£000**
Turnover	296,336	364,730	327,129	309,427	**319,479**
Personnel and direct costs	(162,693)	(242,685)	(220,048)	(214,170)	**(189,089)**
Gross profit pre-bonus	133,643	122,045	107,081	95,257	**130,390**
Bonus	(50,498)	(39,877)	(32,298)	(33,938)	**(51,234)**
Other administrative expenses	(50,114)	(57,367)	(51,218)	(40,695)	**(45,494)**
Other operating income	5,128	4,301	3,659	5,327	**6,326**
Operating profit	**38,159**	**29,102**	**27,224**	**25,951**	**39,988**
Exceptional items	7,886	6,604	584	–	**1,201**
Net interest receivable/(payable) and similar charges	186	(3,654)	(4,301)	(4,035)	**(1,695)**
Profit on ordinary activities before taxation	**46,231**	**32,052**	**23,507**	**21,916**	**39,494**
Taxation	(13,608)	(12,628)	(5,722)	(8,119)	**(10,326)**
Profit on ordinary activities after taxation	32,623	19,424	17,785	13,797	**29,168**
Profit available for distribution	**32,623**	**19,424**	**17,785**	**13,797**	**29,168**

PA venture operations

The results of the venture operations included within the audited consolidated profit and loss account for the Group for the five years ended 31 December 2004 are set out below:

	Year ended 31 December				
	2000	2001	2002	2003	**2004**
	£000	£000	£000	£000	**£000**
Turnover	26,093	35,601	31,087	26,502	**5,947**
Personnel and direct costs	(29,462)	(33,207)	(29,203)	(27,914)	**(6,825)**
Gross (loss)/profit	(3,369)	2,394	1,884	(1,412)	**(878)**
Administrative expenses	(14,255)	(29,997)	(17,429)	(16,495)	**(4,338)**
Share of operating loss of associates	–	–	–	–	**(389)**
Operating loss	**(17,624)**	**(27,603)**	**(15,545)**	**(17,907)**	**(5,605)**
Exceptional items	31,229	1,363	2,076	2,480	**55,177**
Net interest receivable and similar charges	–	1,955	1,421	667	**543**
Profit/(loss) on ordinary activities before taxation	**13,605**	**(24,285)**	**(12,048)**	**(14,760)**	**50,115**
Taxation	1,067	2,868	3,370	4,718	**312**
Profit/(loss) on ordinary activities after taxation	14,672	(21,417)	(8,678)	(10,042)	**50,427**
Minority interests					
Equity	396	2,963	720	2,318	**178**
Capital redemption and similar payments	–	–	–	–	**(23,364)**
Profit/(loss) available for distribution	**15,068**	**(18,454)**	**(7,958)**	**(7,724)**	**27,241**

In 2004 PA disposed of its investment in Meredica and reduced its shareholding in UbiNetics such that those companies' results are no longer consolidated in the Group profit and loss account. The 2004 results reflect exceptional gains on these disposals of £55.2m.

Directors, Officers and Advisers



Directors

The present Directors of the Company are:

Nick Hughes	Director
Patrick Kelly	Director
Alec MacAndrew	Director
Jon Moynihan OBE	Executive Chairman
Michael O'Higgins	Director
Bruce Tindale	Chief Executive Officer
Prof Victor Halberstadt	Non-Executive Director
Dr Matt Ridley	Non-Executive Director
Peter Tobin	Non-Executive Director

Company Secretary

Maxine Drabble

Advisers

Auditors and Tax Advisers	Ernst & Young LLP 1 More London Place London SE1 2AF
Bankers	The Royal Bank of Scotland plc 3 Upper Street, Islington, London N1 0PH
Registrars	Computershare Investor Services plc Registrar's Department, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH
Solicitors	Speechly Bircham 6 St Andrew Street, London EC4A 3LX
Company Number	2235016

Directors' report



The Group continues to provide a range of consultancy services on a worldwide basis – from the generation of ideas, insights and solutions through to detailed implementation

The Directors present their annual report together with the audited financial statements for the year ended 31 December 2004.

Principal activities

The principal activity of the Group continues to be the provision of a range of consultancy services on a worldwide basis. As in 2003, we have segmented the presentation of our Profit and Loss Account on page 27 of the Accounts so that the consulting operations and venture activities of the Group are clearly identified.


The Group is dependent upon highly skilled specialist staff in all fields and their welfare is a high priority

Trading review and future developments

These topics are dealt with in the Chairman's and Chief Executive Officer's forewords on pages 2 to 9.

Consolidated balance sheet

During the year UITF Abstract 38 'Accounting for ESOP trusts' introduced a new accounting treatment for investments in own shares disclosed on the

Group balance sheet. UITF Abstract 38's accounting treatment meant that such investments were no longer recognised as assets but were deducted in arriving at shareholders' funds. This reduced the Group's net assets by £2.9m at the end of 2004, and a prior year adjustment reduces the net assets at the end of 2003 by £58.4m.

A change in the placement of Minority Interests on the balance sheet has increased net assets by £2.9m at the end of 2004 and by £1.3m at the end of 2003, with no effect on shareholders' funds.

The Consolidated Balance Sheet on page 29 of the Accounts shows that our shareholders' funds have increased from (as restated) £154.0m at the end of 2003 to £205.5m at the end of 2004, an increase of 33%. The increase in shareholders' funds has mainly come from retained profit of £56.0m for the year, which included exceptional gains of £56.4m and capital redemption costs of £23.4m.

As a result of this and valuation adjustments discussed below, and after adjusting for the special dividend of 108 pence paid in April 2005, the share price calculated in accordance with the Articles of Association has increased from 390 pence last year to 430 pence, an increase of over 10%.

The liquid investment and cash balances of the Group at the year-end were £161.9m.

Balance sheet valuation matters

Where PA has a controlling interest in a venture company, losses or profits associated with the venture are consolidated in the Group accounts. Where PA does not control a venture company but exercises significant influence on it, the Group's share of profits or losses of the venture is brought into the Group on an equity basis. In either case, under UK accounting principles, no recognition is made of any market value in excess of net asset value because, until realised, the investment is deemed to be illiquid.

Where PA does not have a controlling interest or exercise significant influence in a venture company, the investment is carried in the balance sheet at or below cost under fixed asset investments.

This accounting treatment is followed in the pricing of PA's shares, except where the value of an investment in a controlled venture has been validated by an external funding round.

Group structure

The principal companies within the Group are shown in note 16 to the financial statements.

Results and dividend recommendation

The results are set out in the attached financial statements.

The consolidated profit and loss account for the year ended 31 December 2004 is set out on page 27.

The profit for the year available for distribution amounted to £56.4m (2003 £6.1m).

No final dividend is recommended. The Directors declared a special dividend of 108 pence per share in April 2005. The share price has been adjusted accordingly.

Directors

The Directors of the Company are shown on page 17. All of the Directors served throughout the year with the exception of Nick Hughes and Michael O'Higgins (both appointed 5 March 2004), Patrick Kelly (appointed 3 December 2004) and John Buckley (resigned 3 December 2004).

The Directors retiring by rotation are Peter Tobin, Alec MacAndrew and Bruce Tindale, who, being eligible, offer themselves for re-election at the 2005 Annual General Meeting (AGM). In addition, Patrick Kelly, who has been appointed a Director since the last AGM, also retires from the Board and, being eligible, offers himself for re-election.

Directors' interests in contracts

None of the Directors had a material interest in any significant contract with the Company or any subsidiary undertaking at any time during the financial year.

Directors' interests in shares of the Company

The beneficial interests of the Directors in the Company's ordinary share capital are shown in the table below:

	At 31 December 2004 ordinary shares of 10p each	**At 1 January 2004 ordinary shares of 10p each**
JA MacAndrew	399,827	368,359
JP Moynihan	2,758,639	2,672,843
BE Tindale	875,014	850,497
M O'Higgins	671,879	558,995*
NJ Hughes	359,611	339,661*
PW Kelly	504,869	504,869*
V Halberstadt	66,056	62,980
MW Ridley	37,032	33,956
P Tobin	18,451	15,375

*** at date of appointment to Board**

Share options

Details of options in respect of the Company's ordinary shares for individual Directors are set out below:

	At 01.01.04	Granted	Exercised	At 31.12.04	Exercise price	Date from which exercisable	Expiry date
Dr M Ridley	10,000	–	–	10,000	336p	30.11.2004	30.11.2011
P Tobin	10,000	–	–	10,000	283p	05.10.2003	05.10.2010
P Tobin	10,000	–	–	10,000	336p	30.11.2004	30.11.2011
AJ MacAndrew	400	–	–	400	378p	18.09.2006	18.09.2007
JP Moynihan	400	–	–	400	378p	18.09.2006	18.09.2007
BE Tindale	400	–	–	400	378p	18.09.2006	18.09.2007
M O'Higgins	400	–	–	400	378p	18.09.2006	18.09.2007
N Hughes	400	–	–	400	378p	18.09.2006	18.09.2007
PW Kelly	400	–	–	400	378p	18.09.2006	18.09.2007

Directors' responsibilities for the financial statements

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently
- make judgements and estimates that are reasonable and prudent
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper accounting records, which disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Employee development

The Group is dependent upon highly skilled specialist staff in all fields and their welfare is a high priority within the Group. PA's remuneration and reward scheme continues to recognise this fact, with the introduction of more flexible benefits in 2004, a policy which is set to continue in 2005.

The Group has implemented a programme which focuses on the personal and technological development of employees, thereby enabling them to achieve their full potential and to develop the skills necessary to meet the current and future expectations of the Group's clients. During 2004 more than 2,000 employees attended our core training courses, which are individually tailored to meet the Group's needs.

Employee participation

The Group recognises the benefits of keeping employees informed on matters affecting them as employees and on developments within the Group. This is achieved by frequent internal newsletters, video presentations and regular meetings for all levels of staff.

All employees are given the opportunity to participate in employee share plans.

Disabled persons

It is the Group's policy to give full consideration to applications for suitable employment by disabled persons. Opportunities also exist for employees of the Group who become disabled to continue in their employment or to be trained for other positions in the Group's employment.

Diversity

The Group recognises that a workforce comprising people with different backgrounds, different working patterns and different working styles, all of whom deliver in different ways, engenders a richer, more creative environment. The Group is committed to reviewing and examining its processes constantly to ensure its aims are met.

Auditors

In accordance with Section 385 of the Companies Act 1985, a resolution for the re-appointment of Ernst & Young LLP as Auditors to the Company will be proposed at the forthcoming Annual General Meeting.

By order of the Board

Maxine Drabble
Secretary
27 April 2005

Report of the independent auditors



Report of the independent auditors
To the members of PA Holdings Limited

We have audited the Group's financial statements for the year ended 31 December 2004 which comprise the Consolidated Profit and Loss Account, Consolidated Balance Sheet, Company Balance Sheet, Consolidated Cash Flow Statement, Consolidated Statement of Total Recognised Gains and Losses, and the related notes 1 to 34. These financial statements have been prepared on the basis of the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors

As described in the Statement of Directors' Responsibilities the Company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Group is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP
Registered Auditor, London
27 April 2005

Consolidated profit and loss account

For the year ended 31 December 2004

	Note	Consulting operations		Venture operations		Totals	
		2004	2003	**2004**	2003	**2004**	2003
		£000	£000	**£000**	£000	**£000**	£000
Turnover	2	**319,479**	309,427	**5,947**	26,502	**325,426**	335,929
Personnel and direct costs		**(240,323)**	(248,108)	**(6,825)**	(27,914)	**(247,148)**	(276,022)
Gross profit/(loss)		**79,156**	61,319	**(878)**	(1,412)	**78,278**	59,907
Goodwill amortisation	12	**(2,104)**	(2,104)	**–**	–	**(2,104)**	(2,104)
Administrative expenses		**(43,390)**	(38,591)	**(4,338)**	(16,495)	**(47,728)**	(55,086)
Total administrative expenses		**(45,494)**	(40,695)	**(4,338)**	(16,495)	**(49,832)**	(57,190)
Other operating income		**6,326**	5,327	**–**	–	**6,326**	5,327
Group operating profit/(loss)	7	**39,988**	25,951	**(5,216)**	(17,907)	**34,772**	8,044
Share of operating loss of associates	15	**–**	–	**(389)**	–	**(389)**	–
Total operating profit/(loss)		**39,988**	25,951	**(5,605)**	(17,907)	**34,383**	8,044
Exceptional items:							
Profit on full disposal/ part disposal of Meridica	3a	**–**	–	**50,635**	2,480	**50,635**	2,480
Profit on deemed disposal of share in UbiNetics	3b	**–**	–	**3,101**	–	**3,101**	–
Profit on disposal of share in Cubiks	3c	**–**	–	**1,441**	–	**1,441**	–
Profit on sale of fixed assets	3d	**1,201**	–	**–**	–	**1,201**	–
Profit/(loss) before interest and taxation		**41,189**	25,951	**49,572**	(15,427)	**90,761**	10,524
Net interest (payable)/receivable and investment income	8,9	**(1,695)**	(4,035)	**543**	667	**(1,152)**	(3,368)
Profit/(loss) on ordinary activities before taxation		**39,494**	21,916	**50,115**	(14,760)	**89,609**	7,156
Taxation	10	**(10,326)**	(8,119)	**312**	4,718	**(10,014)**	(3,401)
Profit/(loss) on ordinary activities after taxation		**29,168**	13,797	**50,427**	(10,042)	**79,595**	3,755
Minority interests							
Equity		**–**	–	**178**	2,318	**178**	2,318
Capital redemption and similar payments	3	**–**	–	**(23,364)**	–	**(23,364)**	–
Profit/(loss) available for distribution		**29,168**	13,797	**27,241**	(7,724)	**56,409**	6,073
Dividends							
Equity	11	**–**	(457)	**–**	–	**–**	(457)
Non equity	11	**(402)**	(343)	**–**	–	**(402)**	(343)
Retained profit/(accumulated loss)		**28,766**	12,997	**27,241**	(7,724)	**56,007**	5,273

The accompanying notes form part of these financial statements.

Consulting operations and venture operations all relate to continuing activities.

Consolidated statement of total recognised gains and losses

For the year ended 31 December 2004

	Note	2004 £000	2003 £000
Profit for the financial year excluding share of associates' losses		**56,506**	6,073
Share of loss of associates	15	**(97)**	–
Profit available for distribution to members of the parent company	31	**56,409**	6,073
Revaluation of own shares held		**-**	6,450
Exchange differences on retranslation of net assets of subsidiary undertakings	27	**43**	8,594
Exchange differences on loans	27	**(2,606)**	(6,410)
Total recognised gains and losses for the year		**53,846**	14,707
Prior year adjustment	1e	**(58,403)**	
Total recognised gains and losses since previous year end		**(4,557)**	

There is no difference between the reported profit shown in the consolidated profit and loss account and the profit for the relevant years restated on a historical cost basis.

The accompanying notes form part of these financial statements.

Consolidated balance sheet

As at 31 December 2004

	Note	2004 £000	2003 £000 Restated
Fixed assets			
Intangible assets	12	**33,309**	37,054
Tangible assets	13	**144,322**	148,697
Investments	15	**11,422**	1,272
		189,053	187,023
Current assets			
Debtors: due within one year	17	**65,298**	87,644
due after more than one year	17	**41,235**	38,907
		106,533	126,551
Investments	18	**149,429**	89,954
Cash at bank and in hand		**35,107**	26,438
		291,069	242,943
Creditors: amounts falling due within one year	19	**(131,767)**	(138,786)
Net current assets		**159,302**	104,157
Total assets less current liabilities		**348,355**	291,180
Creditors: amounts falling due after more than one year	20	**(131,653)**	(125,948)
Provision for liabilities and charges	21	**(8,292)**	(9,923)
		208,410	155,309
Capital and reserves			
Called-up share capital: equity	24	**3,358**	4,880
non equity	24	**10,000**	10,000
Share premium account	25	**31,886**	31,849
Revaluation reserve	26	**16,000**	16,005
Capital redemption reserve	26	**415**	415
Other reserves	26	**41**	41
Profit and loss account:	27	**143,840**	90,842
Equity		**195,540**	144,032
Non equity		**10,000**	10,000
Shareholders' funds		**205,540**	154,032
Minority interests: equity		**–**	1,227
non equity	3	**2,870**	–
		208,410	155,309

The balance sheet as at 31 December 2003 has been restated to reflect the adoption of UITF Abstract 38 'Accounting for ESOP trusts'. The details of these changes are disclosed in note 1e and note 15. The classification of debtors due within and after more than one year has been restated for the prior year comparatives as shown in note 17.

The financial statements were approved by the Board of Directors on 27 April 2005.

JP Moynihan **Director**

The accompanying notes form part of these financial statements.

Company balance sheet
As at 31 December 2004

	Note	2004 £000	2003 £000 Restated
Fixed assets			
Investments	16	**39,101**	39,114
Current assets			
Debtors: due within one year	17	**27,216**	42,738
due after more than one year	17	**23,314**	20,630
		50,530	63,368
Cash at bank and in hand		**22,012**	–
		72,542	63,368
Creditors: amounts falling due within one year	19	**(24,683)**	(63,063)
Net current assets		**47,859**	305
Total assets less current liabilities		**86,960**	39,419
Creditors: amounts falling due after more than one year	20	**(11,672)**	(17,299)
		75,288	22,120
Capital and reserves			
Called-up share capital:			
Equity	24	**3,358**	4,880
Non equity	24	**10,000**	10,000
Share premium account	25	**31,886**	31,849
Capital redemption reserve	26	**415**	415
Revaluation reserve	26	**–**	5
Profit and loss account:	27	**29,629**	(25,029)
Equity		**65,288**	12,120
Non equity		**10,000**	10,000
Shareholders' funds		**75,288**	22,120

The balance sheet at 31 December 2003 has been restated to reflect the adoption of UITF Abstract 38 'Accounting for ESOP trusts'. The details of these changes are disclosed in note 1e and note 15.

The financial statements were approved by the Board of Directors on 27 April 2005.

JP Moynihan **Director**

The accompanying notes form part of these financial statements.

Consolidated cash flow statement

For the year ended 31 December 2004

	Note	2004 £000	2004 £000	2003 £000
Net cash inflow from operating activities	28		**73,940**	33,557
Returns on investments and servicing of finance				
Interest received		**4,395**		3,056
Interest paid		**(5,990)**		(6,431)
Preference dividend paid		**(395)**		(250)
Capital redemption and similar payments	3	**(20,494)**		–
Net cash outflow from returns on investments and servicing of finance			**(22,484)**	(3,625)
Taxation				
Taxation paid			**(8,675)**	(7,312)
Capital expenditure and financial investment				
Purchase of tangible fixed assets	13	**(6,490)**		(6,434)
Purchase of intangible fixed assets	12	**–**		(1,649)
Investment		**(287)**		–
Further investment in UbiNetics		**(3,000)**		–
Disposal of tangible fixed assets		**2,181**		225
Purchase of own shares		**(5,247)**		(22,178)
Disposal of own shares		**625**		7,763
Net cash outflow from capital expenditure and financial investment			**(12,218)**	(22,273)
Acquisitions and disposals				
Disposal of minority interest in subsidiary		**–**		2,800
Disposal of Cubiks	3	**1,595**		–
Disposal of Meridica	3	**52,308**		–
Cash disposed of with subsidiaries		**(13,436)**		–
Net cash inflow from acquisitions and disposals			**40,467**	2,800
Equity dividends paid			**(450)**	(658)
Management of liquid resources				
Increase in short term deposits			**(59,475)**	(17,853)
Net cash outflow before financing			**11,105**	(15,364)
Financing				
Issue of ordinary share capital		**–**		122
Repayment of bank loans		**(2,436)**		(2,221)
Net cash outflow from financing			**(2,436)**	(2,099)
Increase/(decrease) in cash in the year	29, 30		**8,669**	(17,463)

The accompanying notes form part of these financial statements.

Notes to the financial statements

31 December 2004

1. Accounting policies

a **Accounting convention**

The financial statements are prepared under the historical cost convention, as modified by the valuation investment properties, and are in accordance with applicable accounting standards.

The financial statements are in compliance with the Companies Act 1985 except that, as explained below, investment properties are not depreciated.

b **New UK GAAP accounting policies**

The Group has adopted UITF Abstract 38 'Accounting for ESOP trusts' in these financial statements. Comparative information has been restated as appropriate. This Abstract changes the presentation of an entity's own shares held in an employee share trust from requiring them to be recognised as assets to requiring them to be deducted in arriving at shareholders' funds. It also has consequential changes to UITF Abstract 17 (revised 2000) 'Employee share schemes' requiring that the expense to the profit and loss account should be the difference between the fair value of the shares at the date of award and the amount that an employee is required to pay for the shares (ie the 'intrinsic value' of the award). The impact of the adoption of UITF Abstract 38 in the year ended 31 December 2003 is shown in note 1e below.

c **Basis of consolidation**

The consolidated financial statements incorporate the financial statements of the Company and each of its subsidiary undertakings for the year ended 31 December 2004 using the acquisition method of accounting. Where shares in a subsidiary undertaking are acquired or disposed of during the year the operating profits or losses of that subsidiary undertaking are included in the Group's results for the period during which the assets and liabilities of that subsidiary are controlled by the Group. Intra-Group transactions are eliminated on consolidation.

Entities other than subsidiary undertakings in which the Group has a participating interest and over whose operating and financial polices the Group exercises a significant influence are treated as associates. In the Group financial statements associates are accounted for using the equity method.

d **Foreign currencies**

The results of foreign subsidiary undertakings are translated into sterling at the average rate of exchange during the year. Their assets and liabilities are translated into sterling at the rates of exchange ruling on the balance sheet date. Exchange differences which arise from translation of the opening net investment in foreign subsidiary undertakings are taken to reserves.

All other differences are taken to the profit and loss account with the exception of differences on foreign currency borrowings which are taken directly to reserves to the extent of the exchange difference arising on the net investment in these enterprises, provided they are used to finance or hedge against foreign equity investments.

Foreign currency transactions of individual companies are translated at the rates ruling when they occurred. Foreign currency monetary assets and liabilities are translated at the rates ruling at the balance sheet date, any differences being taken to the profit and loss account.

e **Employee benefit schemes**

The assets, liabilities and results of the Group's employee trusts are recognised in the accounts of the Company in accordance with the requirements of UITF Abstract 13 'Accounting for ESOP trusts' as superseded by UITF Abstract 38 'Accounting for ESOP trusts' and amended by UITF Abstract 32 'Employee benefit trusts and other intermediate payment arrangements', under which shares in the Company held by the employee trusts are deducted in arriving at the total of shareholders' funds.

Adopting UITF Abstract 38 in the year has led to a prior adjustment to the year ended 31 December 2003. The impact has been to decrease shareholders' funds in that year by £58.4m. The difference in the year ended 31 December 2004 under previous guidance would be an increase in shareholders' funds of £2.9m. There has been no effect on the profit and loss account in either year.

f **Turnover**

Turnover is stated net of value added tax and similar taxes and includes all revenue that is billable to clients. Revenue is recognised on a time and materials basis, or on a percentage of completion basis, depending on the contract, as services are provided by employees and subcontractors. Revenue from time and materials service contracts is recognised as the services are provided. Revenue from fixed price long-term contracts is recognised over the contract term based on the percentage of services provided during the period compared to the total estimated services to be provided over the entire contract.

Losses on contracts are recognised during the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract.

Revenue recognised in excess of billings is recorded as accrued income. Billings in excess of revenue recognised are recorded as payments on account until the above revenue recognition criteria are met. Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third-party costs, such as the cost of hardware and software resales, are included in revenue, and an equivalent amount of reimbursable expenses are included in direct costs.

g **Pensions**

In accordance with SSAP 24 'Accounting for pension costs' the pension costs charged to the profit and loss account in respect of defined benefit pension schemes are based on actuarial methods and assumptions designed to provide the anticipated pension costs over the service lives of the employees in the scheme and are calculated to achieve a substantially level percentage of the current and expected future pensionable payroll.

Variations from regular costs are allocated over a period approximating to the remaining service lives of current employees in the scheme.

The additional disclosures required by FRS17 'Retirement Benefits' are given in note 6 to the financial statements.

Contributions to defined contribution schemes are charged to the profit and loss account as incurred.

h Goodwill

Goodwill arising on an acquisition of a subsidiary undertaking is the difference between the fair value of the consideration paid and the fair value of the assets and liabilities acquired. It is capitalised and amortised through the profit and loss account over the Directors' estimate of its useful economic life of 20 years. Impairment tests on the carrying value of goodwill are undertaken:

- At the end of the first full financial year following acquisition; and
- In other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

i Derivative instruments

The Group uses forward foreign currency contracts to reduce exposure to foreign exchange rates. The Group also uses interest rate swaps to adjust interest rate exposures.

Net interest arising on interest rate agreements is taken to the profit and loss account. Premiums payable on interest rate agreements are charged to the profit and loss account over the term of the relevant agreements.

Gains or losses arising on forward exchange contracts are taken to the profit and loss account in line with the transactions they are hedging.

j Tangible fixed assets

Depreciation is provided on all tangible fixed assets other than freehold land to write off the cost less estimated residual value over their expected useful lives.

The depreciation rates are as follows:

- Freehold buildings: 2% – 10% on cost
- Property held on lease excluding investment property: equal instalments over the remaining period of the lease unless the economic life of the asset is determined to be less than that of the lease
- Office furniture, machinery and equipment: 10% – 33% on cost
- Computer equipment: 20% – 50% on cost
- Motor vehicles: 15% – 25% on cost.

k Fixed asset investments

Investments are included as fixed assets and are shown at cost or valuation less provision for any diminution in value considered permanent.

l Investment properties

In accordance with SSAP 19, investment properties are carried at open market value. No depreciation or amortisation is provided in respect of investment properties.

This is a departure from the Companies Act 1985 which requires all properties to be depreciated. Such properties are not held for consumption but for investment and the Directors consider that to depreciate them would not give a true and fair view. The effect of this departure has not been quantified because it is impracticable to do so.

The aggregate surplus or deficit arising on revaluation is transferred to the revaluation reserve, except where a deficit below cost is deemed to represent a permanent diminution in value, in which case it is charged to the profit and loss account.

m **Current asset investments**

Investments held as current assets are stated at the lower of cost and net realisable value.

n **Contract provisions and long term contracts**

Full provision is made for any estimated losses to completion of contracts having regard to the overall substance of the arrangements including, if appropriate, related commitments and undertakings given by clients. Provided that the outcome of long term contracts can be assessed with reasonable certainty, such contracts are valued at cost plus attributable profit earned to date.

o **Revaluation reserve**

Prior to the implementation of UITF Abstract 38 (note 1e) investments in own shares that were not specifically allocated to meet employee bonus obligations were revalued to their current market values. Allocated shares were revalued to market value at the date when they were matched against specific deferred bonus obligations. Any surplus resulting from the revaluation was taken to a revaluation reserve.

Adopting UITF Abstract 38 in the year has led to a prior year adjustment to the year ended 31 December 2003. The impact on the revaluation reserve has been to remove the element which related to share revaluations (£2.9m - note 26).

p **Leased assets**

Where assets are financed by leasing agreements that give rights approximating to ownership (finance leases), the assets are treated as if they had been purchased outright. The amount capitalised is the present value of the minimum lease payments payable over the term of the lease. The corresponding leasing commitments are shown as amounts payable to the lessor.

Depreciation on the relevant assets is charged to the profit and loss account.

Lease payments are analysed between capital and interest components. The interest element of the payment is charged to the profit and loss account over the period of the lease and is calculated so that it represents a constant proportion of the balances of capital repayments outstanding. The capital element reduces the amounts payable to the lessor.

All other leases are treated as operating leases. Their annual rentals are charged to the profit and loss account on a straight line basis over the term of the lease.

q **Deferred taxation**

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date which will result in an obligation to pay more, or a right to pay less or to receive more, tax, with the following exceptions:

- Provision is made for tax on gains arising from the revaluation (and similar fair value adjustments) of fixed assets, and gains on disposal of fixed assets that have been rolled over into replacement assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold;
- Deferred tax assets are recognised only to the extent that the Directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

r **Property provisions**

Provision is made for the difference between rents payable and rents receivable on all vacant and sub-let space.

Provision is also made for dilapidation obligations on leasehold properties over the term of the lease.

s **Research and development expenditure**

Research and development expenditure is written off in the year in which it is incurred.

t **Liquid resources**

For the purposes of the cash flow statement, liquid resources are defined as current asset investments and short term deposits.

2. Segmental information

All turnover and profit before taxation arise from the principal activities of the Group.
All turnover has been stated net of value added tax and similar taxes.

Turnover by destination	**2004**	2003
	£000	£000
Geographic analysis		
UK	**189,961**	167,763
Scandinavia	**21,948**	38,492
Europe (excluding UK and Scandinavia)	**34,447**	33,378
North America	**65,637**	77,851
Asia Pacific	**13,433**	18,445
	325,426	335,929

An analysis of profit before tax and net assets by geographic region is not provided because in the opinion of the Directors such analysis does not reflect the nature of the Group's activities.

Venture operations disclosed separately on the face of the profit and loss account are non-core consulting operations.

3. Exceptional items

Exceptional items are analysed as follows:

	2004 £000	2003 £000
a) Profit on full disposal/part-disposal of Meridica	**50,635**	2,480
b) Profit on deemed disposal of share in UbiNetics	**3,101**	–
c) Profit on disposal of share in Cubiks	**1,441**	–
d) Profit on sale of fixed assets	**1,201**	–
	56,378	2,480

a) **Profit on full disposal/part disposal of Meridica**

During 2004, PA sold its 90% interest in Meridica to Pfizer Inc. for US$125.0m (with a future contingent payment of US$25.0m). After paying out the Meridica option holders, Meridica and PA bonuses (£16.9m) and transaction costs (£1.0m), PA received £52.3m cash and the profit on disposal was £50.6m.

b) **Profit on deemed disposal of share in UbiNetics**

On 12 February 2004, following an external injection of funds into UbiNetics Holdings Limited and a further investment by PA of £3.0m, the Group's holding was reduced from 82% to 49%. This generated a profit on deemed disposal of £3.1m.

c) **Profit on disposal of share in Cubiks**

On 2 April 2004, following a partial management buyout, the Group's holding in Cubiks ordinary shares was reduced from 85% to 40%. As consideration PA received £2.6m cash and ordinary shares in Cubiks valued at £2.8m. After associated transaction costs this generated a profit on disposal of £1.4m. Under the terms of the sale PA redeemed its holding in Cubiks preference shares of £2.8m and purchased £1.0m preference shares. The £2.6m consideration received for Cubiks ordinary shares, net of the £1.0m preference share investment, resulted in a net cash inflow of £1.6m.

d) **Profit on sale of fixed assets**

During 2004, an Australian freehold property, Albert Gate, was sold for £2.2m realising a profit on disposal of £1.2m.

Capital redemption and similar payments

The sale of Meridica and the partial sale of Cubiks for cash triggered potential payments to alphabet shareholders (notes 16 and 24). Payments were made to all Cubiks alphabet shareholders and to most Meridica alphabet shareholders during 2004, and are shown as minority interests in the Profit and Loss account. The remaining liability to Meridica alphabet shareholders who had not redeemed their shares by the year-end is shown on the balance sheet as minority interests.

	2004 £000
Alphabet payments made at 31 December	
Cubiks	(772)
Meridica	(19,722)
	(20,494)
Alphabet shares unredeemed at 31 December	
Meridica	(2,870)
Amounts provided in the balance sheet	(2,870)
Amounts charged to the profit and loss account	(23,364)

4. Staff costs

	2004 £000	2003 £000
Salaries	**127,937**	152,065
Social security costs	**11,887**	14,585
Pension costs (note 6)	**8,887**	14,251
	148,711	180,901
Bonus	**51,234**	34,233
	199,945	215,134

Staff costs include remuneration paid to the Directors of the Company.

	2004 Number	2003 Number
The average number of employees including Directors for the year was:		
Consulting staff	**1,765**	2,246
Administrative staff	**670**	807
Total	**2,435**	3,053

5. Emoluments of Directors

	2004 £000	2003 £000
Fees as Non-Executive Directors	**75**	75
Executive Directors' remuneration	**7,374**	3,649
	7,449	3,724

The emoluments, excluding pension contributions, of the highest paid Director were £2,351,000 (2003: £2,076,000). Included in this amount is £94,000 paid to a company related to the Director (2003: £85,000). Pension contributions for the highest paid Director were £33,000 (2003: £30,000).

The prior year comparatives have been amended to reflect amounts paid to a company related to the highest paid Director.

For all Executive Directors, for this and prior years, 30% of the bonus included in these amounts will be withheld for up to five years and only paid contingent on certain non-performance-related criteria being met.

	2004	2003
Number of Directors who exercised share options	**–**	1
Number of Directors receiving long-term incentives	**9**	7
Number of Directors in the defined benefit pension scheme	**6**	3

6. Pension costs

SSAP 24 Disclosure

The Group operates a number of pension schemes throughout the world, the forms and benefits of which vary with conditions and practices in the countries concerned. The assets of these schemes are held in separate trustee-administered funds or insurance-based schemes. The pension costs relating to the defined benefit schemes are assessed in accordance with the advice of qualified actuaries. The total pension cost for the Group was £8.9m (2003: £14.2m).

The principal scheme is in the United Kingdom and comprises both defined benefit and defined contribution elements. There are no other material defined benefit schemes around the world.

The defined benefit scheme has been closed to new entrants with effect from 1 January 1998 and new employees are invited to join the defined contribution scheme. The pension cost for the defined benefit element was calculated as a level percentage of salaries of these members over their expected future service lives. The latest actuarial valuation of the scheme was undertaken as at 31 March 2002 by Watson Wyatt LLP, a firm of qualified actuaries. The market value of Scheme assets at 31 March 2002 of £388.6m represented 114% of total past service liabilities giving rise to a surplus of £48.0m. The Group had taken the benefit of a contribution holiday prior to the 31 March 2002 valuation. Following the 31 March 2002 valuation, and on the advice of its actuaries, the Group re-commenced contributions from 1 January 2003.

The principal assumptions, expressed relative to price inflation, were: 4.0% pa discount rate for pre-retirement past service liabilities, 2.5% for post retirement past service liabilities, 1.5% pa (excluding promotional scale) for salary increases, 0% pa for pension increases.

With effect from April 2004, active members of the closed defined benefit section of the PA UK pension plan will be transitioned into PA's existing defined contribution pension section in annual stages over a period of 3 years. Those members will become fully defined contribution members from April 2007, with accrued defined benefits attracting a guarantee of pensionable salary through to March 2011, and enhanced statutory revaluation rates thereafter.

Additional disclosure required by FRS17 'Retirement Benefits'

The last full actuarial valuation of the UK Pension Scheme carried out as at 31 March 2002 has been updated by the scheme's actuaries to 31 December 2004 specifically for the purposes of the FRS17 disclosures.

	At 31 December 2004 **% pa**	At 31 December 2003 % pa	At 31 December 2002 % pa
Inflation assumption	**2.7**	2.6	2.3
Rate of increase in salaries	**4.2**	4.1	3.8
Rate of increase of pensions in payment	**2.7**	2.6	2.3
Rate of increase for deferred pensioners	**2.7**	2.6	2.3
Discount rate	**5.3**	5.4	5.6
Expected return on assets	**7.0**	7.3	7.3

The fair value of assets in the scheme was:

	Long term rate of return expected at 31 December 2004	**Value at 31 December 2004 £m**	Long term rate of return expected at 31 December 2003	Value at 31 December 2003 £m	Long term rate of return expected at 31 December 2002	Value at 31 December 2002 £m
Equities	**8.10%**	**229.1**	8.40%	216.6	8.25%	202.9
Bonds	**5.30%**	**139.8**	5.40%	128.3	5.60%	90.1
Cash	**3.70%**	**0.2**	3.60%	0.2	3.75%	13.9
Total		**369.1**		345.1		306.9

The following amounts at 31 December 2004 were measured in accordance with the requirements of FRS17:

	At 31 December 2004 **£m**	At 31 December 2003 £m	At 31 December 2002 £m
Fair value of scheme assets	**369.1**	345.1	306.9
Actuarial value of scheme liabilities	**(407.3)**	(394.7)	(328.9)
Deficit in the scheme	**(38.2)**	(49.6)	(22.0)
Pension deferred tax asset	**11.5**	14.9	6.6
Pension liability	**(26.7)**	(34.7)	(15.4)

If the above amounts had been recognised in the financial statements, the effect would have been as follows:

Operating profit charge	**2004** **£m**	2003 £m
Current service cost	**8.8**	7.6
Past service cost	–	–
Total operating profit charge	**8.8**	7.6
Finance income	**£m**	£m
Interest on pension scheme liabilities	**21.0**	18.3
Expected return on assets in the pension scheme	**(24.8)**	(22.0)
Net credit to other finance income	**(3.8)**	(3.7)

Actuarial (gain)/loss to be recognised in the Consolidated Statement of Total Recognised Gains and Losses (STRGL)	2004 £m	2003 £m
Gain on assets	**(6.9)**	(23.3)
Experience (gain)/loss on liabilities	**(12.2)**	14.8
Loss on change of assumptions (financial and demographic factors)	**14.2**	38.3
Total (gain)/loss recognised in STRGL before adjustment for tax	**(4.9)**	29.8

Movement in deficit during the year	2004 £m	2003 £m
Deficit brought forward	**(49.6)**	(22.0)
Contributions paid	**8.2**	6.1
Current service cost	**(8.8)**	(7.6)
Curtailment cost	**3.3**	–
Finance income	**3.8**	3.7
Actuarial gain/(loss)	**4.9**	(29.8)
Deficit carried forward	**(38.2)**	(49.6)

History of experience gains and losses	2004	2003
Experience gain on scheme assets		
Amount (£m)	**(6.9)**	(23.3)
Percentage of scheme assets	**1.87%**	6.75%
Experience (gain)/loss on scheme liabilities		
Amount (£m)	**(12.2)**	14.8
Percentage of scheme liabilities	**3.00%**	3.75%
Total amount recognised in STRGL		
Amount (£m)	**(4.9)**	29.8
Percentage of scheme liabilities	**1.20%**	7.55%

Group net assets and reserves reconciliation

	2004		2003 Restated	
	Net assets £m	**Profit and loss account £m**	Net assets £m	Profit and loss account £m
Net assets and profit and loss account as stated in the balance sheet	**208.4**	**143.8**	155.3	90.8
SSAP 24 balance	**-**	**–**	2.0	8.4
Net assets and profit and loss account excluding amounts relating to defined benefit asset	**208.4**	**143.8**	157.3	99.2
FRS17 Pension liability	**(26.7)**	**(26.7)**	(34.7)	(34.7)
Net assets and profit and loss account including amounts relating to defined benefit asset	**181.7**	**117.1**	122.6	64.5

7. Operating profit is stated after charging/(crediting)

	2004 £000	2003 £000
Directors' emoluments (note 5)	**7,449**	3,724
Auditors' remuneration – for audit services	**460**	687
Auditors' remuneration – for non audit related services	**76**	117
Depreciation of tangible fixed assets	**6,223**	8,610
Amortisation of intangible fixed assets	**2,166**	3,421
Loss on disposal of fixed assets	**–**	958
Hire of plant and equipment	**787**	1,222
Other operating lease charges	**7,244**	8,082
Exchange differences	**(203)**	(660)
Release of property provisions (note 21)	**(848)**	(278)
Research and development expenditure written off	**–**	25,063
Rent receivable	**(6,326)**	(5,327)

8. Interest and income from investments

	2004 £000	2003 £000
Interest received on cash deposits		
Group	**4,395**	3,056
Associates	**377**	–
Dividends received from investments	**66**	7
	4,838	3,063

The aggregate of interest and dividends receivable £4,838,000 (2003: £3,063,000) and interest payable £5,990,000 – note 9 (2003: £6,431,000) is shown on the face of the profit and loss account as net interest payable and investment income of £1,152,000 (2003: £3,368,000).

9. Interest payable and similar charges

	2004 £000	2003 £000
Interest payable on bank loans	**5,990**	6,431

10. Taxation

a) Analysis of charge for the year

	2004 £000	2004 £000	2003 £000	2003 £000
Current tax				
United Kingdom				
Corporation tax	8,982		4,848	
Corporation tax over provided in prior years	(865)		(535)	
		8,117		4,313
Overseas				
Overseas taxation	3,099		2,400	
Overseas tax (over)/under provided in prior years	(333)		1,222	
		2,766		3,622
Associated undertakings		85		–
		10,968		7,935
Deferred tax				
Origination and reversal of timing differences	(954)		(4,534)	
		(954)		(4,534)
		10,014		3,401

b) **Factors affecting the tax charge for the year**

The tax charge for the year is lower than the standard rate of Corporation Tax in the UK of 30% (2003: 30%). The differences are explained below:

	2004 £000	2003 £000
Profit on ordinary activities before tax	**89,609**	7,156
Profit on ordinary activities multiplied by standard rate of Corporation Tax in the UK of 30% (2003: 30%)	**26,883**	2,147
Effects of:		
Expenses not deductible for tax purposes	**2,641**	2,482
Untaxed income	**–**	(978)
Research and development tax credits	**(315)**	(1,050)
Deferred tax timing differences	**2,557**	3,474
Utilisation of brought forward losses	**(3,616)**	–
Non recognition of overseas group losses	**1,076**	3,011
Differences in tax rates on overseas earnings	**2,120**	(1,838)
Deemed disposal of share in UbiNetics	**(930)**	–
Disposal of Meridica	**(17,166)**	–
Disposal of Albert Gate	**(360)**	–
Disposal of share in Cubiks	**(813)**	–
Results of associated undertakings	**89**	–
Adjustments to tax charge in respect of previous periods – UK	**(865)**	(535)
Adjustments to tax charge in respect of previous periods – overseas	**(333)**	1,222
Current tax charge for the year (note 10a)	**10,968**	7,935

c) **Factors that may affect future tax charges**

No deferred tax has been recognised in respect of tax on gains arising from the revaluation of fixed assets, as the Group is not committed to the disposal of these assets. No deferred tax has been recognised in respect of the earnings of overseas subsidiaries as no dividends have been accrued. It is not expected that any such tax would be payable in the foreseeable future.

Certain overseas subsidiaries have deferred tax assets which have not been recognised in the accounts, as there is insufficient certainty as to the availability of future suitable taxable profits. These consist of tax losses with a value of £11,876,000 (2003: £18,840,000), depreciation in advance of capital allowances with a value of £71,000 (2003: £116,000), and other timing differences with a value of £2,249,000 (2003: £177,000). These assets would be recovered where the relevant subsidiaries earn taxable profits in their respective tax jurisdictions against which the tax losses and other assets could be relieved.

Based on current capital investment plans, the Group expects to be able to continue to claim capital allowances in excess of depreciation in future years.

11. Dividends

	2004 £000	2003 £000
Final dividend of 0.00 pence per ordinary share (2003: 1.39 pence per share)	–	453
Interim dividend	7	4
Preference dividend	395	343
	402	800

One of the employee trusts has waived its right to £nil (2003: £229,000) in respect of ordinary dividends payable for the year and to its future dividends on shares held until such time as the shares are transferred to employees.

12. Intangible assets – Group

	Goodwill £000	Other £000	Total £000
Cost at 1 January 2004	42,255	3,600	45,855
Amounts eliminated on disposals	(2)	(3,600)	(3,602)
Cost at 31 December 2004	**42,253**	**–**	**42,253**
Amortisation at 1 January 2004	(6,840)	(1,961)	(8,801)
Charge for the year	(2,104)	(62)	(2,166)
Amounts eliminated on disposals	–	2,023	2,023
Amortisation at 31 December 2004	**(8,944)**	**–**	**(8,944)**
Net book value at 31 December 2004	**33,309**	**–**	**33,309**
Net book value at 31 December 2003	35,415	1,639	37,054

Goodwill relates to the acquisition of Hagler Bailly Inc. in 2000. Other intangibles represent licences purchased by venture companies. These licences were deemed to be disposed of when UbiNetics became an associated undertaking.

13. Tangible fixed assets – Group

	Freehold land and buildings £000	Long leasehold property £000	Short leasehold property £000	Office furniture, machinery & equipment £000	Computer equipment £000	Motor vehicles £000	Total £000
Cost or valuation at 1 January 2004	9,787	123,477	21,849	23,873	33,074	80	212,140
Exchange adjustments	(43)	–	(508)	(340)	(347)	(4)	(1,242)
Additions	986	–	416	980	4,108	–	6,490
Disposals	(1,027)	–	(313)	(9,866)	(5,041)	(18)	(16,265)
Cost or valuation at 31 December 2004	**9,703**	**123,477**	**21,444**	**14,647**	**31,794**	**58**	**201,123**
Depreciation at 1 January 2004	(4,208)	(1,168)	(11,155)	(16,774)	(30,064)	(74)	(63,443)
Exchange adjustments	10	–	178	231	273	4	696
Charge	(371)	(426)	(1,576)	(1,435)	(2,419)	4	(6,223)
Disposals	239	–	111	7,775	4,032	12	12,169
Depreciation at 31 December 2004	**(4,330)**	**(1,594)**	**(12,442)**	**(10,203)**	**(28,178)**	**(54)**	**(56,801)**
Net book value at 31 December 2004	**5,373**	**121,883**	**9,002**	**4,444**	**3,616**	**4**	**144,322**
Net book value at 31 December 2003	5,579	122,309	10,694	7,099	3,010	6	148,697

Long leasehold property represents 123 Buckingham Palace Road. The investment property portion of £68.8m represents 50% of the value of the building. The Directors have considered the open market value of the building at 31 December 2004 and have concluded that the valuation is unchanged from that undertaken by CB Hillier Parker Chartered Surveyors in December 2001. In accordance with SSAP19 'Investment Properties' it is not depreciated. The historical cost of this element of the property is £52.8m. The remainder of the building has a net book value of £53.1m at the year end.

Of the £4.1m (net book value) of tangible fixed asset disposals in the year, £3.1m was disposed of with UbiNetics, Cubiks and Meridica (note 3).

14. Investment properties

In November 1999 PA purchased a 250 year leasehold over its head office at 123 Buckingham Palace Road, London.

A portion of the building is occupied by the Group and accordingly accounted for as a fixed asset. The remaining portion of the building is let to tenants and is accounted for as an investment property (note 13).

15. Fixed asset investments – Group

	2004 £000	2003 £000 Restated
Associated undertakings (a)	**10,887**	–
Own shares and other fixed asset investments (b)	**535**	1,272
	11,422	1,272

(a) Associate undertakings

	Share of net assets £000
New associates in year	10,773
Share of tax charge of associated undertakings	(12)
Share of loss retained by associated undertakings	(85)
Share of other reserve movement of associated undertakings	211
	10,887

The share of associates' profit and net assets is analysed below.

	Share of net assets £000
Turnover	13,532
Operating costs	(13,921)
Operating loss	**(389)**
Interest receivable	377
Loss before taxation	**(12)**
Taxation	(85)
Retained loss	**(97)**
Fixed assets	1,948
Current assets	14,281
Creditors due within one year	(5,234)
Creditors due after more than one year	(108)
Net assets	**10,887**

Details of associated undertakings as at 31 December 2004 are as follows:

Name	Place of incorporation/ registration	Nature of business
Cubiks Group Limited (40%)	England and Wales	Assessment and Development Company
UbiNetics Holdings Limited (49%)	England and Wales	Telecommunications Development

These businesses became associates following part disposals in the year (note 3).

(b) **Own shares and other fixed asset investments**

Investments in own shares represented shares in the Company held by employee benefit trusts which comprise the Employee Benefit Trust and the Employee Trust. The purpose of the trusts is to hold shares for subsequent sale or grant to employees.

At 31 December 2004 the Employee Benefit Trust held 19,751 shares with a market value of £77,000 (2003: 21,775 shares with a market value of £82,000) and the Employee Trust held 732,622 shares with a market value of £2,857,000 (2003: 16,444,862 shares with a market value of £61,162,000). The nominal value of own shares held was £75,000 (2003: £1,644,000). Of the total shares held, 338,800 (2003: 3,919,535 shares) have been allocated to satisfy specific employee share schemes.

On 8 April 2004 the company repurchased 15,226,873 surplus ordinary shares from the Employee Trust and cancelled them.

The Group has complied with UITF Abstract 38 'Accounting for ESOP trusts'. This has resulted in the reclassification of shares held in employee trusts from 'investments' to 'shareholders' funds'. This has been accounted for as a prior year adjustment in accordance with the transitional provisions of UITF Abstract 38 (note 1e).

	Own shares £000	Other £000	Total £000
Balance at 31 December 2003			
as previously reported	58,403	1,272	59,675
Prior year adjustment – UITF Abstract 38 (note 1e)	(58,403)	–	(58,403)
Balance at 31 December 2003 as restated	–	1,272	1,272
Additions at cost	–	287	287
Write down of investments	–	(1,024)	(1,024)
Balance at 31 December 2004	**–**	**535**	**535**

Other fixed asset investments represent non controlling interests in ventures.

16. Fixed asset investments – Company

Movement in Company fixed asset investments

	Investments in Group Companies £000	Own shares £000	Total £000
Balance at 31 December 2003			
as previously reported	39,114	58,403	97,517
Prior year adjustment – UITF Abstract 38 (note 1e)	–	(58,403)	(58,403)
Balance at 31 December 2003 as restated	39,114	–	39,114
Revaluation of € investments	(13)	–	(13)
Balance at 31 December 2004	**39,101**	**–**	**39,101**

Details of the principal subsidiary undertakings as at 31 December 2004 are as follows:

Name	Place of incorporation/ registration	Nature of business
Erinvale Holdings BV	Netherlands	Property Holding Company
PA International Consulting Group Limited	England and Wales	Holding Company
PA International Limited* (100% equity)	Bermuda	Holding Company
PA Ventures Investments Limited	Bermuda	Holding Company
PA Investments Limited	England and Wales	Investment Holding Company
PA Overseas Holdings Limited	England and Wales	Holding Company
PA Group Treasury Services Limited	England and Wales	Treasury
PA Consulting Services Limited	England and Wales	Consultancy
PA Strategy Partners Limited	England and Wales	Consultancy
PA Consulting Services Pty Limited	Australia	Consultancy
PA Consulting Group Inc	USA	Consultancy
PA Consulting Group KK	Japan	Consultancy
PA Consulting Group A/S	Denmark	Consultancy
PA Consulting Group O/Y	Finland	Consultancy
PA Consulting Group A/S	Norway	Consultancy
PA Consulting Group Limited	New Zealand	Consultancy
PA Consulting Group Pte Limited	Singapore	Consultancy
PA Consulting Group SA	France	Consultancy
PA Consulting Group AB	Sweden	Consultancy
PA Consulting Group Sdn Bhd	Malaysia	Consultancy
PA Consulting (Cayman Islands) Limited	Cayman Islands	Funding
PA Consulting Group Limited	Hong Kong	Consultancy
PA Consulting Services (India) Private Limited	India	Consultancy
PA Consulting Group GmbH	Germany	Consultancy
PA International Holdings BV	Netherlands	Holding Company
PA Consulting Services SA	Belgium	Consultancy
PA Consulting Services BV	Netherlands	Consultancy
PA Consulting Group SRO	Czech Republic	Consultancy
PA Consulting Group Holdings SA	Switzerland	Holding Company
PA Finance Limited	England and Wales	Holding Company
PA Government Services Inc	USA	Consultancy
PA Consulting Services SAC	Peru	Consultancy
PA Infrastructure Development Services (UK) Limited	England and Wales	Consultancy
PA Infrastructure Development Services Sdn Bhd	Malaysia	Consultancy
PA Infrastructure Development Services (NZ) Limited	New Zealand	Consultancy
PA Knowledge Limited	Cayman Islands	Intellectual Property Rights
PA Consulting Services SA	Argentina	Consultancy
PA do Brasil Ltda	Brazil	Consultancy
PT PA Consulting Indonesia	Indonesia	Consultancy
Aegate Limited	England and Wales	Drug Authentication Service Provider
PA US Holdings Inc	USA	Holding Company

All subsidiary undertakings noted above are wholly owned by the Group except where marked*. Voting rights are proportional to the ownership percentage as stated.

PA International Limited has issued a class of shares ('alphabet shares') which are held directly by certain PA shareholders. These alphabet shares entitle the holders to a proportion of any gain arising on the disposal for cash of certain of the Group's venture subsidiary undertakings. Until such an event arises, alphabet shares have no voting or income rights.

17. Debtors

	Group		Company	
	2004	2003	**2004**	2003
	£000	£000	**£000**	£000
		Restated		
Due within one year:				
Trade debtors (d)	**27,519**	36,551	**13**	–
Accrued income (d)	**19,569**	23,318	**–**	–
Other debtors	**6,623**	6,634	**17**	–
Amounts due from subsidiary undertakings	**–**	–	**20,769**	31,932
Prepayments	**3,183**	4,406	**–**	–
Loans to staff (a)	**6,467**	11,027	**6,417**	10,789
Taxation	**1,937**	2,208	**–**	17
Loan note (b)	**–**	3,500	**–**	–
	65,298	87,644	**27,216**	42,738
Due after more than one year:				
Loans to staff (a)	**23,314**	20,630	**23,314**	20,630
Deferred tax (note 23)	**14,382**	14,735	**–**	–
Other amounts held in escrow accounts (c)	**3,539**	3,542	**–**	–
	41,235	38,907	**23,314**	20,630

(a) Loans to staff result from the adoption of the Bonus Share Purchase Plan introduced in 1998. These loans are non interest bearing and are due to be repaid in line with the date of payment of deferred bonus relating to the year in which the loans were made, or at the date of leaving the Group. Total loans to staff include £5,362,000 (2003: £3,107,000) of loans to Directors from the Employee Trust.

(b) The £3.5m loan note was received as part consideration for the sale of the Sundridge Park Management Centre in July 2001 and was redeemed in July 2004.

(c) Other amounts held in escrow accounts relate to funds for future redemption of preference shares issued by PA International Limited (note 20).

(d) In the prior year certain debtors and accrued income balances were analysed as being due after more than one year. During 2004 the Directors have re-evaluated the basis of this disclosure and decided it is more appropriate to disclose these balances as current. Comparative figures have been restated so as to present them on a comparable basis.

18. Current asset investments – Group

	2004 £000	2003 £000
Other investments	**149,429**	89,954

Other investments are stated at cost and represent amounts invested in short term deposits with access times of up to nine months (note 22).

19. Creditors – amounts falling due within one year

	Group		Company	
	2004 £000	2003 £000	**2004 £000**	2003 £000
Bank loans (note 20)	**2,703**	2,436	**983**	–
Trade creditors	**3,942**	4,812	**–**	113
Payments on account	**13,224**	22,647	**–**	–
Amounts due to subsidiary undertakings	**–**	–	**2,801**	38,127
Taxation	**10,293**	4,476	**1,587**	2,040
Social security and other taxes	**19,937**	21,269	**3,690**	7,758
Other creditors and accruals	**41,319**	41,821	**1,104**	809
Bonuses	**40,199**	40,725	**14,368**	13,616
Dividend payable	**150**	600	**150**	600
	131,767	138,786	**24,683**	63,063

20. Creditors – amounts falling due after more than one year

	Group		Company	
	2004 £000	2003 £000	**2004 £000**	2003 £000
Bank loan (secured)	**85,686**	88,389	**–**	–
Bonuses	**42,428**	32,169	**11,525**	15,268
Guaranteed redeemable preference shares	**3,539**	3,542	**–**	–
Other	**–**	1,848	**147**	2,031
	131,653	125,948	**11,672**	17,299

Borrowings

On 1 March 2002 loan finance of £94,500,000 was obtained relating to the purchase of 123 Buckingham Palace Road (note 14). Repayments of capital are due quarterly in installments commencing at £483,000 on 18 April 2002 and gradually increasing to £1,185,000, with the balance of £62,005,000 falling due on the 10th anniversary of the loan in March 2012. The interest expense on the loan is entirely hedged by a swap that fixes the rate (including margin) to 6.82%. Interest expense for the year was £5,990,000 (2003: £6,431,000) (note 9). The loan is a non-recourse loan to the Group in respect of the principal; recourse being limited to the rental stream arising from the property.

The loan is wholly repayable within ten years as follows:

	£000	£000
In less than one year (note 19)		**2,703**
In more than one year (note 20)		
In more than one year but not more than two years	2,975	
In more than two years but not more than five years	10,705	
In more than five years	72,006	
		85,686
		88,389

The guaranteed redeemable preference shares in creditors due after more than one year relate to the redemption of PA International Limited's 5,000,000 €1 preferred ordinary shares issued in 2001 on the Luxembourg Stock Exchange. These shares are entitled to a floating non-cumulative preferential dividend calculated at EURIBID plus 40 basis points on the par value of the share. These shares are redeemable on demand. PA International Limited is a subsidiary of the Group.

21. Provision for liabilities and charges – Group

	2004 £000	2003 £000
Property provisions	**3,306**	4,154
Deferred tax (note 23)	**3,540**	4,753
Other provisions	**1,446**	1,016
	8,292	9,923

	Property Provision £000	**Other £000**
Balance at 1 January 2004	4,154	1,016
Provisions no longer required released to profit and loss account	(848)	–
New provisions in the year	–	430
Balance at 31 December 2004	3,306	**1,446**

Property provisions relate to the difference between rents payable and rents receivable on all vacant and sub-let space. Part of the existing provision was released in 2004 as the result of a restructuring of accommodation arrangements and sub-letting activity in the United States.

Other provisions relate to leasehold dilapidation costs arising on lease termination. These are assessed on a lease-by-lease basis throughout the year.

22. Derivatives and other financial instruments

An explanation of the Group's objectives, policies and strategies for the role of derivatives and other financial instruments can be found in note 1i.

Currency and interest rate profile of financial liabilities

The Group's only interest-bearing liabilities comprise Sterling bank borrowings and Euro-denominated preference shares issued by PA International Limited. Further details of these borrowings, including their maturity profile and details of the applicable interest rates are given in note 20.

	Borrowings £000	Floating rate financial liabilities £000	Fixed rate financial liabilities £000	Fixed rate liabilities: Weighted average interest rate %	Fixed rate liabilities: Weighted average time for which rate fixed Years
31st December 2004					
Sterling	**88,389**	**–**	**88,389**	**6.82**	**8**
Euro	**3,539**	**3,539**	**–**		
31st December 2003					
Sterling	90,825	–	90,825	6.82	9
Euro	3,542	3,542	–		

Foreign exchange borrowings are used to provide a hedge against foreign net investments and the exchange gains and losses on these borrowings are included in the Statement of Total Recognised Gains and Losses. These borrowings are excluded from the above analysis.

Currency and interest rate profile of financial assets

	Cash and bank £000	Other financial assets £000	Total financial assets £000	Floating rate financial assets £000	Fixed rate financial assets £000	Financial assets on which no interest is earned £000	Fixed rate assets: Weighted average interest rate %	Fixed rate assets: Weighted average time for which rate fixed Years
31 December 2004								
Sterling	**22,355**	**179,210**	**201,565**	**171,784**	**–**	**29,781**	**6**	**½**
US Dollar	**5,396**	**–**	**5,396**	**5,396**	**–**	**–**	**–**	**–**
Euro	**2,067**	**–**	**2,067**	**2,067**	**–**	**–**	**–**	**–**
Other	**5,289**	**–**	**5,289**	**5,289**	**–**	**–**	**–**	**–**
	35,107	**179,210**	**214,317**	**184,536**	**–**	**29,781**	**–**	**–**
31 December 2003								
Sterling	15,551	121,471	137,022	101,865	3,500	31,657	6	½
US Dollar	5,220	140	5,360	5,360	–	–	–	–
Euro	1,297	–	1,297	1,297	–	–	–	–
Other	4,370	–	4,370	4,370	–	–	–	–
	26,438	121,611	148,049	112,892	3,500	31,657	–	–

Other financial assets comprise current asset investments in short term deposits of £149.4m described in note 18 and non-interest bearing loans to staff. The prior year comparatives have been restated to include staff loans where previously they were excluded.

Foreign exchange and interest rate exposures

Forward foreign exchange contracts are entered into to hedge the Group's investments in its US subsidiaries. Gains or losses are recognised in the Statement of Total Recognised Gains and Losses. The Group's operating units hold no material unhedged monetary assets or liabilities other than in their functional operating currencies. The Group hedges its interest risk on its long-term bank borrowing through an interest rate swap as set out in note 20.

Fair Value of financial assets and liabilities

Forward foreign exchange contracts and interest rate swap contracts, taken out as hedges, are not marked to market. Gains and losses thereon are recognised only when those contracts mature. The following table sets out the book and fair values of the Group's derivative financial instruments. Market rates have been used to determine the fair values of interest rate swaps and forward contracts.

	31 December 2004		31 December 2003	
Derivative financial instruments held to manage interest rate and currency risk	**Book value £000**	**Fair value £000**	Book value £000	Fair value £000
Interest rate swaps	**–**	**(4,049)**	–	(4,117)
Bank borrowings	**(88,389)**	**(88,389)**	(90,825)	(90,825)
Euro denominated preference shares	**(3,539)**	**(3,539)**	(3,542)	(3,542)

The following table shows the amount of unrealised gains and losses which have been included in the profit and loss account for the year and those gains or losses which are expected to be realised in next year's or a later profit and loss account.

	Unrecognised gains 2004 £000	**Unrecognised losses 2004 £000**	**Total net Unrecognised gains/(losses) 2004 £000**
Gains and losses arising in 2004 that were not recognised in 2004	–	(4,049)	**(4,049)**
Unrecognised gains and losses on hedges at 31 December 2004	–	(4,049)	**(4,049)**
Of which:			
Gains and losses to be recognised in 2005	–	(794)	**(794)**
Gains and losses to be recognised in 2006 or later	–	(3,255)	**(3,255)**

	Unrecognised gains 2003 £000	Unrecognised losses 2003 £000	Total net Unrecognised gains/(losses) 2003 £000
Gains and losses arising in 2003 that were not recognised in 2003	–	(4,117)	(4,117)
Unrecognised gains and losses on hedges at 31 December 2003	–	(4,117)	(4,117)
Of which:			
Gains and losses to be recognised in 2004	–	(1,165)	(1,165)
Gains and losses to be recognised in 2005 or later	–	(2,952)	(2,952)

Undrawn bank facilities

The Group has £5.0m of undrawn committed bank borrowing facilities which are repayable on demand (2003: £5.0m). This is an annual rolling facility due for review in July 2005.

23. Deferred tax – Group

Unprovided and provided deferred taxation is as follows:

	2004 £000 Provided	2004 £000 Unprovided	2003 £000 Provided	2003 £000 Unprovided
Fixed assets	**1,825**	**(71)**	3,830	(116)
Property provisions	**(1,592)**	**–**	(1,717)	–
Bonus	**(3,903)**	**–**	(6,084)	–
Losses	**(2,514)**	**(11,876)**	(4,263)	(18,840)
Other	**(4,658)**	**(2,249)**	(1,748)	(177)
	(10,842)	**(14,196)**	(9,982)	(19,133)

Deferred taxation movements:	£000
Balance at 1 January 2004	**(9,982)**
Transfer from profit and loss account:	
United Kingdom	**(824)**
Overseas	**(130)**
Other movements	**94**
Balance at 31 December 2004	**(10,842)**
Deferred tax liabilities (note 21)	**3,540**
Deferred tax assets (note 17)	**(14,382)**
Balance at 31 December 2004	**(10,842)**

24. Share capital

	2004 Number	2004 £	2003 Number	2003 £
Authorised				
Non Equity:				
Golden Share of £1	**1**	**1**	1	1
Preference Shares of 10p each	**25,000,000**	**2,500,000**	25,000,000	2,500,000
A Shares of 10p each	**24,999,997**	**2,500,000**	24,999,997	2,500,000
B Shares of 10p each	**24,999,997**	**2,500,000**	24,999,997	2,500,000
C Shares of 10p each	**24,999,996**	**2,499,999**	24,999,996	2,499,999
	99,999,991	**10,000,000**	99,999,991	10,000,000
Equity:				
Ordinary shares of 10p each	**200,000,000**	**20,000,000**	200,000,000	20,000,000
	299,999,991	**30,000,000**	299,999,991	30,000,000
Allotted, called up and fully paid				
Non Equity:				
Golden Share of £1	**1**	**1**	1	1
Preference Shares of 10p each	**25,000,000**	**2,500,000**	25,000,000	2,500,000
A Shares of 10p each	**24,999,997**	**2,500,000**	24,999,997	2,500,000
B Shares of 10p each	**24,999,997**	**2,500,000**	24,999,997	2,500,000
C Shares of 10p each	**24,999,996**	**2,499,999**	24,999,996	2,499,999
	99,999,991	**10,000,000**	99,999,991	10,000,000
Equity:				
Ordinary Shares of 10p each	**33,583,575**	**3,358,357**	48,801,220	4,880,122
Allotted, nil paid:				
Ordinary Shares of 10p each	**–**	**–**	–	–
	133,583,566	**13,358,357**	148,801,220	14,880,122

The rights of the shares as they pertained at the balance sheet date are set out below. None of these shares had dividend or voting rights at that date other than as stated.

Class of share	
A Shares	The right to cumulative dividend income of £300,000 pa for the first five years after 2003 (2004 to 2008) and of £400,000 pa for the first five years thereafter (2009 to 2013) and a special dividend in the event of a sale or winding up on or before 1 July 2013. The right (as a class) to a fixed dividend on a winding up after 1 July 2013. The right to veto certain corporate actions and consent requirements.
B Shares	The right (as a class) to a fixed payment of £10,000 payable on 1 July 2004, and to a payment of £10,000 on a winding up.
C Shares	The right (as a class) to a fixed payment of £10,000 payable on a winding up.
Preference shares	The right (as a class) to a fixed payment of £10,000 payable on a winding up.

Ordinary Shares	Full voting rights (subject to the rights of the Golden Share). The right to all dividends (after payment of the A share dividend) subject (until 2017) to a profit-related cap on total dividends payable in any financial year. The right to receive the proceeds of any sale or winding up of the Company after payment of amounts due to other classes of share.
Golden Share	The right until 8 December 2017, or a sale (if earlier), to consent (or withhold consent) to certain corporate actions including: the issue of shares by the Company (subject to a number of exceptions); and a change to the net asset value basis of valuing ordinary shares for the purposes of the internal market.

The priorities on a sale or winding up (after the repayment of the Golden Share at par) are as follows:

Priority	Shareholder	Amount
1	A shares	A special dividend of 2% of the proceeds (up to 1 July 2004) reducing by 0.2% pa thereafter up to July 2013. After 1 July 2013, a fixed payment of £10,000.
2	B shares	A fixed payment of £10,000 and any unpaid fixed dividend.
3	C shares and Preference shares	A fixed payment of £10,000 to each class.

On 8 April 2004 15,226,873 surplus ordinary shares were bought back from the PA Employee Trust by the Company and cancelled.

During the year 9,228 ordinary shares were issued to Non-Executive Directors as part of their remuneration. These shares had a nominal value of £923 and a market value of £37,500.

The Company has the following share option schemes under which options have been granted to Non-Executive Directors. Options have been granted as follows:

Date of grant	Name of scheme	No of ordinary shares not included in issued capital	Dates of exercise	Exercise price
05.10.2000	Non-Executive Share Option Scheme	10,000	05.10.2004 – 05.10.2010	283p
30.11.2001	Non-Executive Share Option Scheme	20,000	30.11.2004 – 30.11.2011	336p

During the year to 31 December 2004, no Directors exercised their share options.

PA International Limited, a wholly owned subsidiary of the Company, has issued a class of shares ('alphabet shares') which are held directly by certain current and former PA Holdings Ltd shareholders in proportion to their shareholding at the time of investment in certain PA Ventures. These alphabet shares entitle the holders to a proportion of any gain arising on the disposal for cash of certain of the Group's venture subsidiary undertakings. Until such an event arises, alphabet shares have no voting or income rights. On a qualifying disposal, the shareholders are able to redeem their alphabet shares at a price based on the gain on disposal. The unredeemed alphabet shares at 31 December 2004 are disclosed as non-equity minority interest of £2,900,000 (2003: £nil). The total number of alphabet shares in issue at the end of 2004 was 464 million (2003: 378 million) with a par value of £46,000 (2003: £38,000).

25. Share Premium Account

	£000
Group and Company	
Balance at 1 January 2004	31,849
Arising on share issue	37
Balance at 31 December 2004	**31,886**

26. Other reserves

Group	**Revaluation £000**	**Capital £000**	**Capital redemption £000**
Balance at 31 December 2003 as previously reported	18,944	41	415
Prior year adjustment – UITF Abstract 38 (note 1e)	(2,939)	–	–
Balance at 31 December 2003 as restated	16,005	41	415
Transfer to profit and loss account	(5)	–	–
Balance at 31 December 2004	**16,000**	**41**	**415**

The Group revaluation reserve at 31 December 2004 comprises £16.0m in respect of the investment property.

The revaluation of own shares held which were previously recognised as investments has been eliminated following the adoption of UITF Abstract 38 'Accounting for ESOP trusts' (note 1e).

Company	**Revaluation £000**	**Capital redemption £000**
Balance at 31 December 2003 as previously reported	2,944	415
Prior year adjustment – UITF Abstract 38 (note 1e)	(2,939)	–
Balance at 31 December 2003 as restated	5	415
Transfer to profit and loss account	(5)	–
Balance at 31 December 2004	**–**	**415**

27. Profit and loss account

	Group 2004 £000	Group 2003 £000	Company 2004 £000	Company 2003 £000
Balance at 31 December 2003 as previously reported	**146,306**	132,617	**30,435**	22,678
Prior year adjustment – UITF Abstract 38 (note 1e)	**(55,464)**	–	**(55,464)**	–
Balance at 31 December 2003 as restated	**90,842**	132,617	**(25,029)**	22,678
Retained profit for the year	**56,007**	5,273	**55,104**	1,525
Repurchase of own shares for cancellation	**(2,659)**	–	**(2,659)**	–
Exchange differences on retranslation of net assets of subsidiary undertakings	**43**	8,594	**–**	–
Net movement in own shares held	**2,208**	–	**2,208**	–
Exchange difference on loans	**(2,606)**	(6,410)	**–**	–
Transfer of realised profits	**5**	6,232	**5**	6,232
Balance at 31 December 2004	**143,840**	146,306	**29,629**	30,435

Profit retained in:	2004	2003
Company	**29,629**	30,435
Subsidiary undertakings	**114,211**	115,871
	143,840	146,306

The profit and loss reserve is analysed as follows:

	Group Own shares held reserve £000	Group Profit and loss account £000	Group Total £000	Company Own shares held reserve £000	Company Profit and loss account £000	Company Total £000
Balance at 31 December 2003 as previously reported	–	146,306	146,306	–	30,435	30,435
Prior year adjustment – UITF Abstract 38 (note 1e)	(55,464)	–	(55,464)	(55,464)		(55,464)
Balance at 31 December 2003 as restated	**(55,464)**	**146,306**	**90,842**	**(55,464)**	**30,435**	**(25,029)**
Retained profit for the year	–	56,007	56,007	–	55,104	55,104
Repurchase of own shares for cancellation	50,849	(53,508)	(2,659)	50,849	(53,508)	(2,659)
Exchange differences on retranslation of net assets of subsidiary undertakings	–	43	43	–	–	–
Net movement in own shares held	2,208	–	2,208	2,208	–	2,208
Exchange differences on loans	–	(2,606)	(2,606)	–	–	–
Transfer of realised profits	–	5	5	–	5	5
Balance at 31 December 2004	**(2,407)**	**146,247**	**143,840**	**(2,407)**	**32,036**	**29,629**

The cumulative goodwill written off in respect of acquisitions at 31 December 2004 was £18.2m (2003: £18.2m).

In accordance with the exemption allowed by Section 230 of the Companies Act 1985 the Company has not presented its own profit and loss account. The Company's profit after tax and before dividends for the year was £8.9m (2003: £2.3m). The Group and Company profit and loss accounts include £22.7m (2003: £21.6m) of reserves held in the employee benefit trusts which are not distributable to the members of the Company.

28. Reconciliation of operating profit to net cash inflow from operating activities

	2004 £000	2003 £000
Operating profit	**34,772**	8,044
Adjustments to operating profit:		
Depreciation	**6,223**	8,610
Loss on sale of fixed assets	**–**	958
Goodwill amortisation	**2,104**	2,104
Amortisation of other intangibles	**62**	1,317
Decrease in debtors	**19,710**	4,802
Increase in creditors	**9,655**	7,264
Provision against fixed asset investments	**1,024**	1,203
Exchange loss/(gain)	**390**	(745)
	73,940	33,557

29. Analysis of changes in net funds

	Balance at 1 January 2004 £000	Cash flow £000	Non cash movement £000	**Balance at 31 December 2004 £000**
Cash at bank and in hand	26,438	8,669	–	**35,107**
Bank loans	(90,825)	2,436	–	**(88,389)**
Current asset investments	89,954	59,475	–	**149,429**
	25,567	70,580	–	**96,147**

Cash includes £22.0m (2003: £0.7 overdraft) held by the employee trusts. There were no non-cash movements related to disposals.

30. Reconciliation of net cash flow to movement in net funds

	2004 £000	2003 £000
Increase/(decrease) in cash in the year	**8,669**	(17,463)
Cash inflow from increase in loans	**2,436**	2,221
Cash inflow from increase in liquid resources	**59,475**	17,853
Change in net funds resulting from cash flows	**70,580**	2,611
Net funds at start of year	**25,567**	22,956
Net funds at end of year	**96,147**	25,567

31. Reconciliation of movements in shareholders' funds

	Group		Company	
	2004	2003	**2004**	2003
	£000	£000	**£000**	£000
Profit/(loss) for the financial year attributable to members of the parent company	**56,409**	6,073	**(8,941)**	1,939
Dividends	**(402)**	(800)	**64,045**	(414)
Other recognised gains and losses relating to the year	**(2,563)**	8,634	**–**	6,450
Repurchase of own shares for cancellation	**(2,659)**	–	**(2,659)**	–
Net movement in own shares held	**2,208**	–	**2,208**	–
Reduction in share capital	**(1,522)**	–	**(1,522)**	–
New share capital subscribed	**37**	122	**37**	122
	51,508	14,029	**53,168**	8,097
Opening shareholders' funds as previously reported	**212,435**	198,406	**80,523**	72,426
Prior year adjustment – UITF Abstract 38 (note 1e)	**(58,403)**	–	**(58,403)**	–
Closing shareholders' funds	**205,540**	212,435	**75,288**	80,523

32. Contingent liabilities

Guarantees

Company

The Company has guaranteed overdraft facilities available to itself and subsidiary undertakings amounting to £5.0m (2003: £5.0m) which were utilised at 31 December 2004 to the extent of £nil (2003: nil).

Group

There are no material performance-related guarantees on commercial contracts (2003: nil).

Contingent Liabilities

Company

There are various unprovided minor contingent liabilities in respect of potential litigation, overseas taxes, guarantees and social benefits in various countries. However, the Directors believe that none of these will have a materially adverse effect on the financial condition of the Group.

33. Operating lease commitments – Group

The Group has commitments to pay operating lease rentals in the year following the balance sheet date, in respect of leases expiring within the period shown below as follows:

	2004 £000	2003 £000
Land and buildings:		
Within one year	**1,143**	866
Between one and two years	**1,161**	1,006
Between two and five years	**1,625**	1,965
Beyond five years	**3,105**	5,006
	7,034	8,843
Other operating leases:		
Within one year	**475**	336
Between one and two years	**438**	541
Between two and five years	**26**	132
Beyond five years	**-**	17
	939	1,026

34. Other commitments

The Group had capital commitments contracted and approved by the Board as at 31 December 2004 of £0.5m (2003: approved £1.7m).

The Company had no material capital commitments as at 31 December 2004 (2003: nil).


The common theme
of our forward strategy
is excellence.



PA's Five Core Values

PA's success as a consulting firm is founded on a set of core values that drive the way we behave with clients and each other. At all times, PA people are:

- **Client-focused** We do whatever it takes to serve our clients to the highest possible standards, with everyone at PA focusing on delivering success for our clients. We always put our clients first.
- **Selfless and team-orientated** We ensure that this is a company whose members respect each other and work to make each other successful, rather than seeking to be hailed as lone heroes. We know that to add great value to clients, we have to work together as teams. We show consideration for our colleagues, help out in times of crisis even when it is not 'our' problem, and work for 'One PA' around the world.
- **Ethical** We act ethically, honourably and responsibly by following the four principles of PA's code of conduct: Decency, Excellence, Character Protection and Justice. With any action, we strive to do 'the right thing', rather than 'the easy thing', and when in doubt ask ourselves, "How will this look? Am I happy with how people would perceive my behaviour if they learnt about what I have done here?"
- **Commercially driven** It is in our clients' interests, as much as our own, for PA to be commercially successful and strong. We re-invest our profits into the business so that the value we add to clients can continue to grow. We are proud to ask our clients to pay fully for the value we add, so that the win on each assignment is both to the client and to PA. We operate with sound commercial practices and stick to our processes and standard procedures, even when it's difficult or time-consuming to do so.
- **Seeking to excel** For PA's people, nothing but the best will do. PA is a leading, innovative organisation which encourages all its people to be the best they can possibly be – to be dedicated, aggressive, entrepreneurial and innovative.

Lon-10850

Corporate headquarters

123 Buckingham Palace Road
London SW1W 9SR
United Kingdom
Tel: +44 20 7730 9000
Fax: +44 20 7333 5050
E-mail: info@paconsulting.com

PA Consulting Group

www.paconsulting.com

PA Consulting Group is a leading management, systems and technology consulting firm, operating worldwide in more than 35 countries.

Principal national offices

Argentina
Buenos Aires
Cerrito 866 – Piso 9
(C1010AAR) Buenos Aires
Tel: +54 11 4813 9898
Fax: +54 11 4811 9855

Australia
Sydney
146 Arthur Street
North Sydney
NSW 2060
Tel: +61 2 9964 2222
Fax: +61 2 9964 2233

Czech Republic
Prague
Panorama Centrum
Skretova 12
120 00 Prague 2
Tel: +420 246 086 666
Fax: +420 246 086 667

Denmark
Copenhagen
Tuborg Boulevard 5
DK-2900 Hellerup
Tel: +45 39 25 50 00
Fax: +45 39 25 51 00

Finland
Helsinki
Business Park Quartetto
House Cello
3rd Floor, Linnoitustie 2 B
FIN-02600 Espoo
Tel: +358 9 530 570
Fax: +358 9 530 574 40

France
Paris
54 avenue Hoche
75008 Paris
Tel: +33 1 56 60 51 45
Fax: +33 1 56 60 56 00

Germany
Frankfurt
Fürstenbergerstrasse 3-9
60322 Frankfurt am Main
Tel: +49 69 71 70 20
Fax: +49 69 71 70 22 63

India
Bangalore
2nd Floor, Nitesh Broadway
9/3, M G Road
Bangalore 560 001
Tel: +91 80 2531 8855
Fax: +91 80 2532 1410

Indonesia
Jakarta
Graha Iskandarsyah, 7th Floor
Jl. Iskandarsyah Raya No 66C
Jakarta 12160
Tel: +62 21 720 9948
Fax: +62 21 720 9949

Ireland
Dublin
Embassy House
Herbert Park Lane
Ballsbridge, Dublin 4
Tel: +353 1 668 4346
Fax: +353 1 668 1771

Japan
Tokyo
Marunouchi Yaesu Building
4F, 2-6-2, Marunouchi
Chiyoda-ku, Tokyo 100-0005
Tel: +81 3 5208 1500
Fax: +81 3 5208 1508

Malaysia
Kuala Lumpur
5th Floor
Bangunan Getah Asli (Menara)
148 Jalan Ampang
50450 Kuala Lumpur
Tel: +60 3 2161 2322
Fax: +60 3 2161 8231

Netherlands
Utrecht
Coltbaan 33
3439 NG Nieuwegein
Tel: +31 30 282 96 00
Fax: +31 30 282 96 08

New Zealand
Wellington
PO Box 1659
Lambton Quay
Wellington
Tel: +64 4 499 9053
Fax: +64 4 473 1630

Norway
Lysaker
PO Box 50
Lysaker Torg 25
N-1324 Lysaker
Tel: +47 67 58 67 58
Fax: +47 67 59 09 83

People's Republic of China
Beijing
Unit 80D
8th floor Union Plaza
No 20 Chaoyang Men Wai Avenue
Beijing 100020
Tel: +86 10 6588 8559
Fax: +86 10 6588 8557

Hong Kong
20/F St George's Building
No 2 Ice House Street
Central
Tel: +852 2913 5700
Fax: +852 2810 1432

Russian Federation
Moscow
Bolshoi Strochenovsky Pereulok 22/25
Stroenie 1
Moscow 115054
Tel: +7 095 775 2401
Fax: +7 095 775 2406

Singapore
Singapore
30 Cecil Street
Prudential Tower, Level 14
Singapore 049712
Tel: +65 6232 2810
Fax: +65 6232 2706

Sweden
Stockholm
Kungsgatan 8, 4tr
SE-111 43 Stockholm
Tel: +46 8 454 19 00
Fax: +46 8 454 19 01

United Kingdom
London
123 Buckingham Palace Road
London SW1W 9SR
Tel: +44 20 7730 9000
Fax: +44 20 7333 5050

Cambridge
Cambridge Technology Centre
Melbourn
Herts SG8 6DP
Tel: +44 1763 261222
Fax: +44 1763 260023

United States
Washington, DC
1750 Pennsylvania Avenue, NW
Suite 1000
Washington, DC 20006
Tel: +1 202 442 2000
Fax: +1 202 442 2001

Boulder
390 Interlocken Crescent
Suite 410
Broomfield, CO 80021
Tel: +1 720 566 9920
Fax: +1 720 566 9680

Cambridge, MA
One Memorial Drive
Cambridge, MA 02142
Tel: +1 617 225 2700
Fax: +1 617 225 2631

Chicago
311 South Wacker Drive
Suite 6330
Chicago, IL 60606
Tel: +1 312 566 9752
Fax: +1 312 566 9753

Houston
5847 San Felipe
Suite 1700
Houston, TX 77057
Tel: +1 713 821 1492
Fax: +1 713 821 1489

Los Angeles
520 South Grand Avenue
Suite 500
Los Angeles, CA 90071
Tel: +1 213 689 1515
Fax: +1 213 689 1129

Madison
2711 Allen Boulevard
Suite 200
Middleton, WI 53562
Tel: +1 608 827 7820
Fax: +1 608 827 7815

New York
The Chrysler Building
405 Lexington Avenue
New York, NY 10174
Tel: +1 212 973 5900
Fax: +1 212 973 5959

Princeton
315A Enterprise Drive
Plainsboro, NJ 08536
Tel: +1 609 936 8300
Fax: +1 609 936 8811